UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER 001-38612
CUSIP NUMBER 284849205

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:     December 31, 2022.
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ELECTRAMECCANICA VEHICLES CORP.
Full Name of Registrant

Not applicable
Former Name if Applicable

8057 North Fraser Way
Address of Principal Executive Office (Street and Number)

Burnaby, British Columbia, Canada V5J 5M8
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR of Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Due to the Company’s ongoing root cause investigation for the voluntary recall of its SOLO vehicles announced on February 17, 2023, and the potential impact of the recall on the Company’s financial statements for the year ended December 31, 2022, the registrant is unable to file, without unreasonable effort and expense, its Form 10-K annual report for the year ended December 31, 2022 within the required timeframe. Additional time is needed for the registrant to compile and analyze the results of the recall investigation and the effect on the Company’s 2022 audited financial statements to complete the Form 10-K and permit the Company's independent registered public accounting firm to complete its audit. The Company expects to file its Form 10-K within the extension period.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contract in regard to this notification.

Michael Bridge (Name)	480 (Area Code)	330-3656 (Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☒ Yes            ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ☒ Yes            ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion by ElectraMeccanica Vehicles Corp. (the “Company”) of its year-end closing and audit procedures for the year ended December 31, 2022, the Company is unable to provide a reasonable estimate of its detailed results of operations for the fiscal year ended December 31, 2022. However, subject to the completion of the Company’s annual financial statements for inclusion in the Company’s Annual Report on Form 10-K and the audit thereof by the Company’s independent registered public accounting firm, the Company expects the results of its operations for its fiscal year ended December 31, 2022 to reflect significant changes in results of operations from the results of its operations for the Company’s fiscal year ended December 31, 2022. The Company is providing the following preliminary estimated results for the fiscal year ended December 31, 2022:

The Company expects to report a net loss for the year ended December 31, 2022 of more than $100 million, compared to approximately $39 million for the year ended December 31, 2021. The increase in net loss for the year ended December 31, 2022 compared to the year ended December 31, 2021 is primarily attributable to provisions related to the Company’s product recall, inventory, and other contractual obligations related to the SOLO vehicles.

The foregoing statements are based on the Company’s current expectations as of the date of this filing and are preliminary and may change. As noted above, the Company has not completed its year-end closing and audit procedures for the fiscal year ended December 31, 2022 and there can be no assurance that final results for the year-end will not differ from the preliminary estimated results included herein. In addition, these preliminary estimated results should not be viewed as a substitute for full interim or audited financial statements prepared in accordance with generally accepted accounting principles in the U.S. that have been reviewed by the Company’s auditors.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this filing, including statements regarding our future financial position, results of operations, business strategy, new products, budgets, liquidity, cash flows, projected costs, regulatory approvals or the impact of any laws or regulations applicable to us, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “should,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this filing are made only as of the date hereof. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

Electrameccanica Vehicles Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023.	By:	/s/ Michael Bridge
Michael Bridge
General Counsel and Corporate Secretary

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